# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Airsculpt Technologies, Inc., CIK 0001870940
CUSIP: 009496100
Title of class of securities: AirSculpt Technologies
Address of issuer's principal executive offices: 1111 LINCOLN ROAD, 1111 LINCOLN ROAD, MIAMI BEACH, Florida (FL), 33139
Date of event which requires filing of this statement: 03/16/2026
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0002075833-26-000001
Filed by CIK 0002075833

## Reporting persons
- Parian Ultreia LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 5,988,585; shared voting power 0; sole dispositive power 5,988,585; shared dispositive power 0; aggregate amount beneficially owned 5,988,585 (9.6% of the class)

## Item 1. Issuer
Name of issuer: Airsculpt Technologies, Inc.
Address of issuer's principal executive offices: 1111 LINCOLN ROAD, 1111 LINCOLN ROAD, MIAMI BEACH, FLORIDA, 33139.

## Item 2. Person Filing
Name of person filing: Parian Ultreia LP
Address of principal business office or, if none, residence:
PO Box 2613
Telluride, CO 81435
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 5,988,585
Percent of class: 9.59%
Sole power to vote or to direct the vote: 5,988,585
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 5,988,585
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Parian Ultreia LP: Zachary Miller, Portfolio Manager (03/16/2026)